UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13E-3


           Schedule 13E-3 [Section 240.13e-3], Rule 13e-3 Transaction
              Statement Pursuant to Section 13(e) of the Securities
       Exchange Act of 1934 and Rule 13e-3 [Section 240.13e-3] thereunder
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            CROWN ENERGY CORPORATION
                                (Name of Issuer)

     Crown Energy Corporation, Jay Mealey, Mealey Family Limited Partnership
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.02 per share
                         (Title of Class of Securities)

                                    228341301
                      (CUSIP Number of Class of Securities)

                                   Jay Mealey
                              1710 West 2600 South
                             Woods Cross, Utah 84087
                             Telephone: 801-296-0166
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
         240.13e-3(c) under the Securities Exchange Act of 1934.

[ ] b. The filing of a registration statement under the Securities Act of 1933.

[ ]      c. A tender offer.

[ ]      d. None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
                   Transaction Valuation* Amount of Filing Fee
                                  $18,631 $3.72
-------------
* Based on the average of the bid and asked Pink Sheets quotation of $0.025 per share for the maximum number of shares that may be cancelled on expiration of scrip issued for fractional shares to the 746 stockholders of record as a result of the 1,000-to-one reverse stock split.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3.72
Form or Registration No.:  Schedule 13E-3
Filing Party:  Crown Energy Corporation
Date Filed:  July 14, 2004

                           ITEM 1. SUMMARY TERM SHEET

         The information set forth under the caption "SUMMARY OF ACTIONS: 1. The Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


                       ITEM 2. SUBJECT COMPANY INFORMATION

         (a) Name and Address. The name, address and telephone numbers of its principal executive offices are as follows:

                  Crown Energy Corporation
                  1710 West 2600 South
                  Woods Cross, Utah, 84087
                  Telephone:  (801) 296-0166
                  Telecopy:  (801) 296-9590

         (b) Securities. The information set forth under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


         (c) Trading Market and Price. The information set forth under the caption "THE REVERSE SPLIT: Special Factors--Substantive Fairness of the Reverse Split--Current and Historical Market Prices" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (d) Dividends. The information set forth under the caption "THE REVERSE
SPLIT: Special Factors--Substantive Fairness of the Reverse Split--Stockholders' Deficit" and "THE REVERSE SPLIT: Special Factors--Substantive Fairness of the Reverse Split--Liquidation Value" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


         (e) Prior Public Offerings. None.

         (f) Prior Stock Purchases. None.


                ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address. The names, business addresses and business telephone numbers of the Filing Persons are as follows:

                  Crown Energy Corporation
                  1710 West 2600 South
                  Woods Cross, Utah, 84087
                  Telephone:  (801) 296-0166
                  Telecopy:  (801) 296-9590

                  Mealey Family Limited Partnership
                  c/o Crown Energy Corporation
                  1710 West 2600 South
                  Woods Cross, Utah, 84087
                  Telephone:  (801) 296-0166
                  Telecopy:  (801) 296-9590

                  Jay Mealey
                  c/o Crown Energy Corporation
                  1710 West 2600 South
                  Woods Cross, Utah, 84087
                  Telephone:  (801) 296-0166
                  Telecopy:  (801) 296-9590

         (b) Business and Background of Entities. The Mealey Family Limited Partnership is a limited partnership formed under the laws of the state of Utah by Jay Mealey, the general partner, and the members of his immediate family, for tax and estate planning purposes. Neither the Mealey Family Limited Partnership nor any of its partners has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Neither the Mealey Family Limited Partnership nor any of its partners has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting actions subject to, federal or sate securities laws, or a finding of any violation of federal or state securities laws.

         (c) Business and Background of Natural Persons. Jay Mealey has served as the president, chief operating officer, and a director of Crown Energy Corporation since 1991, and as its chief executive officer since 1999 and treasurer since 2000. Mr. Mealey has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Jay Mealey has not been a party to any judicial or administrative proceeding during the past five years (except for maters that were dismissed without sanction or settlement) that resulted for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


                        ITEM 4. TERMS OF THE TRANSACTION

         (a) Material Terms. The information set forth under the caption "THE REVERSE SPLIT" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (c) Different Terms. None.

         (d) Appraisal Rights. The information set forth under the caption "THE REVERSE SPLIT: Special Factors--Alternatives Considered--Possible
"Going-Private" Transaction" in the information statement attached hereto as
Exhibit 99.01 is incorporated by reference.

         (e) Provisions for Unaffiliated Security Holders. None.

         (f) Eligibility for Listing or Trading. Not applicable.


        ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (a) Transactions. The information set forth under the caption "THE REVERSE SPLIT: Special Factors--Previous Transactions" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (b) Significant Corporate Events. None.

         (c) Negotiations or Contacts. None.

         (e) Agreements Involving the Subject Company's Securities. None.

           ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (b) Use of Securities Acquired. Not applicable

         (c) Plans:

                  (1) None.

                  (2) The information set forth under the caption "THE PROPOSED JOINT VENTURE FORMATION" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

                  (3) None.

                  (4) The information set forth under the caption "ELECTION OF DIRECTORS" in the information statement attached hereto as Exhibit
         99.01 is incorporated by reference.

                  (5) None.

                  (6) The information set forth under the caption "THE REVERSE
         SPLIT: Termination of Securities and Exchange Commission Reporting Status and Stock Quotations" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

                  (7) The information set forth under the caption "THE REVERSE
         SPLIT: Termination of Securities and Exchange Commission Reporting Status and Stock Quotations" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

                  (8) Not applicable.


               ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

         (a) Purposes. The information set forth under "THE REVERSE SPLIT:
Special Factors--Purposes" in the information statement attached hereto as
Exhibit 99.01 is incorporated by reference.

         (b) Alternatives. The information set forth under "THE REVERSE SPLIT:
Special Factors--Alternatives Considered" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (c) Reasons. The information set forth under "THE REVERSE SPLIT:
Special Factors--Reasons for and Effects of the Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (d) Effects. The information set forth under "THE REVERSE SPLIT:
Special Factors--Reasons for and Effects of the Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

                       ITEM 8. FAIRNESS OF THE TRANSACTION


         (a) Fairness. The information set forth under "THE REVERSE SPLIT:
Special Factors--Procedural Fairness of the Reverse Split" and "THE REVERSE
SPLIT: Special Factors--Substantive Fairness of the Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (b) Factors Considered in Determining Fairness. The information set forth under "THE REVERSE SPLIT: Special Factors--Procedural Fairness of the Reverse Split" and "THE REVERSE SPLIT: Special Factors--Substantive Fairness of the Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


         (c) Approval of Security Holders. The information set forth under the caption "NOTICE OF ACTION BY MAJORITY WRITTEN STOCKHOLDER CONSENT" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (d) Unaffiliated Representative. The information set forth under the caption "THE REVERSE SPLIT: Special Factors--No Unaffiliated Representative and No Formal Report, Opinion or Appraisal" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (e) Approval of Directors. The information set forth under the caption "NOTICE OF ACTION BY MAJORITY WRITTEN STOCKHOLDER CONSENT" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


         (f) Other Offers. The information set forth under the caption "THE REVERSE SPLIT: Special Factors--Substantive Fairness of the Reverse Split--Firms Offers from Unaffiliated Persons" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.



         ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         (a) Report, Opinion or Appraisal. The information set forth under the caption "THE REVERSE SPLIT: Special Factors--No Unaffiliated Representative and No Formal Report, Opinion or Appraisal" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

         (c) Availability of Documents. Not applicable.


           ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) Source of Funds. The Company anticipates it will pay a total of $2,848.66 with funds from its operating checking account.

         (b) Conditions. Not applicable.

         (c) Expenses. The information set forth under the caption "THE REVERSE
SPLIT: Expenses" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (d) Borrowed Funds. Not applicable.

             ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) Securities Ownership. The information set forth under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


         (b) Securities Transactions. The information set forth under the caption "THE REVERSE SPLIT: Special Factors--Substantive Fairness of the Reverse Split--Prior Purchases by Jay Mealey and the Mealey Partnership" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.



                   ITEM 12. THE SOLICITATION OR RECOMMENDATION

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption "NOTICE OF ACTION BY MAJORITY WRITTEN STOCKHOLDER CONSENT" in the information statement attached hereto as Exhibit
99.01 is incorporated by reference.

         (e) Recommendations of Others. The information set forth under the caption "NOTICE OF ACTION BY MAJORITY WRITTEN STOCKHOLDER CONSENT" and "THE PROPOSED JOINT VENTURE: General" in the information statement attached hereto as
Exhibit 99.01 is incorporated by reference.


                         ITEM 13. FINANCIAL INFORMATION


         (a) Financial Information. The information set forth under the caption "FINANCIAL INFORMATION" in the information statement attached hereto as Exhibit
99.01 is incorporated by reference.


         (b) Pro Forma Information. The information set forth under the caption "THE PROPOSED JOINT VENTURE: Business of the Parties Before and After the Formation of Newco--Financial Information" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


        ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a) Solicitations or Recommendations. None.

         (b) Employees and Corporate Assets. The information set forth under the caption "THE REVERSE SPLIT: Expenses" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference and Item 10. Source and Amounts of Funds or Other Consideration herein.


                         ITEM 15. ADDITIONAL INFORMATION

         None.

                                ITEM 16. EXHIBITS

         The following document is included as an exhibit to this Schedule 13E-3 pursuant to Item 1016(a) through (d), (f) and (g) of Regulation M-A (Section
229.1016 of this Chapter):

 Exhibit
 Number                 Title of Document                       Location
--------- ----------------------------------------------------- ----------------
 Item
1016(a)    Disclosure Materials Furnished to Security Holders
--------- -----------------------------------------------------
  99.01   Amendment  No. 3 to Information Statement Pursuant    Attached hereto.
          to Section 14(c) of the Securities Exchange Act of 1934


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              CROWN ENERGY CORPORATION


Dated:  December 16, 2004                     By  /s/ Alan L. Parker
                                                 -------------------------------
                                                 Alan L. Parker, Vice-President

                                              MEALEY FAMILY LIMITED PARTNERSHIP


Dated:  December 16, 2004                     By  /s/ Jay Mealey
                                                 -------------------------------
                                                 Jay Mealey, General Partner


Dated:  December 16, 2004                         /s/ Jay Mealey
                                                 -------------------------------
                                                 JAY MEALEY